82-3361

04010838

Pernod Ricard

04 MAR 23 AM 7:21

SUPPL

Havana Club celebrates its 10 years of trade with Pernod Ricard

Havana, 12 March 2004 – 800 people, of whom 400 are from 38 countries, met at the Cathedral Place, Havana, to celebrate the 10 years of joint venture between Cuba Ron, a 100% Cuban business and Pernod Ricard.

In 10 years, thanks to its sales network and its marketing skill, Pernod Ricard has quadrupled sales of Havana Club and has elevated the brand to be the Number Three international rum and the 50th amongst the top 100 premium brands worldwide.

In 1994, 494,000 9-litre cases were sold. Ten years later in 2003, the brand achieved 1.9 million cases.

In 2004, the re-packaging of the whole range, the launch of Añejo Especial in several markets (Mexico, Spain, etc), the launch of a new line of product (Havana Loco in Italy) and the effects of the direct distribution in Cuba should allow to sell more than 2 million cases.

Patrick Ricard, Chairman and CEO of Pernod Ricard, said: *"I am delighted with the success of Havana Club. I would particularly like to congratulate our partner Cuba Ron, for the excellent rum that they produce and to applaud the team at Havana Club International for their remarkable work in promoting the brand around the world.*

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Contacts:

Francisco de la VEGA/ Communications Vice President Tel.: +33 (0) 1 41 00 40 96
Patrick de BORREDON/ Investor Relations Vice President Tel.: +33 (0) 1 41 00 41 71
Florence TARON/ Head of Press Relations Tel.: +33 (0) 1 41 00 40 88

For more information about Pernod Ricard, please visit our website: www.pernod-ricard.com